UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2010
Commission file number 0-24762

FIRSTSERVICE CORPORATION
(Translation of registrant’s name into English)

1140 Bay Street, Suite 4000
Toronto, Ontario, Canada
M5S 2B4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F [  ]                                                                Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [  ]                                                      No [X]

If “Yes” is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b):  N/A

CONTENTS

This Report on Form 6-K of FirstService Corporation (the “Company”) consists of the Company’s Notice and Management Information Circular for the Annual and Special Meeting of Shareholders held on April 14, 2010, which is attached hereto and filed herewith as Exhibit 99.1.

This Report on Form 6-K shall be deemed to be filed and incorporated by reference into the Company’s Annual Report on Form 40-F for the fiscal year ended on December 31, 2009 filed on March 2, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

FIRSTSERVICE CORPORATION

Date: September 3, 2010                                      /s/ John B. Friedrichsen

Name:  John B. Friedrichsen
Title:  Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit                                  Description of Exhibit

99.1	Notice and Management Information Circular for the Annual and Special Meeting of Shareholders held on April 14, 2010